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                                                                    EXHIBIT 99.6

                     UP TO 1,395,232 SHARES OF COMMON STOCK
              OFFERED THROUGH RIGHTS DISTRIBUTED TO SHAREHOLDERS OF
                           TOWER FINANCIAL CORPORATION

To:  Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

         This letter is being distributed to you in connection with the distribution by Tower Financial Corporation of non-transferable rights to purchase an aggregate of up to 1,395,232 shares of our common stock at a price of $10.75 per share. The rights for this Rights Offering were distributed to the Company's shareholders and optionholders of record as of the close of business on May 31, 2002. The Rights Offering and rights are described in the enclosed Prospectus. In addition to the Rights Offering, Tower Financial Corporation may conduct a limited public offering of any shares that are not subscribed for in the Rights Offering.

         Each beneficial owner of Tower Financial Corporation common stock registered in your name is entitled to one right for each share owned by the shareholder on May 31, 2002. Rights holders may purchase one share of our common stock at the price of $10.75 per share for every two rights held. In addition, if a shareholder exercises their rights to the fullest possible extent, they may elect, pursuant to an oversubscription privilege, to subscribe for shares that other rights holders decline to purchase in the Rights Offering at the same price. The maximum combined subscription is 100,000 shares per subscriber. We are asking you to contact your eligible clients for whom you hold shares of Tower Financial Corporation common stock registered in your name to obtain instructions with respect to the rights. Enclosed are several copies of the following documents:

         1.   Prospectus;

         2.   Subscription Certificate (need not be distributed);

         3. Instructions Regarding Subscription Certificates (need not be distributed);

         4.   Notice of Guaranteed Delivery; and

         5. Return envelope addressed to EquiServe Trust Company, N.A., Subscription Agent.

         YOUR PROMPT ACTION IS REQUESTED. THE RIGHTS OFFERING AND RIGHTS WILL EXPIRE AT THE CLOSE OF BUSINESS ON AUGUST 21, 2002 (THE "EXPIRATION DATE"). Rights must be exercised by delivering a properly completed and executed Subscription Certificate (unless the Notice of Guaranteed Delivery is completed and submitted) and payment in full to the Subscription Agent as indicated in the Prospectus and the Instructions Regarding Subscription Certificates, so that the Subscription Agent receives such documents and payment prior to the close of business on the Expiration Date.

         Additional copies of the enclosed materials may be obtained and questions regarding the subscription certificates and payment may be answered by contacting the Subscription Agent, EquiServe Trust Company, N.A., at (800) 730-6001 (toll free).

         YOU ARE NOT AN AGENT OF TOWER FINANCIAL CORPORATION, EQUISERVE TRUST COMPANY, N.A., THE MARKETING AGENTS OR ANY OTHER PERSON WHO IS DEEMED TO BE MAKING OR WHO IS MAKING OFFERS OF COMMON STOCK IN THE RIGHTS OFFERING OR THE LIMITED PUBLIC OFFERING, AND YOU ARE NOT AUTHORIZED TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS.

                                               Very truly yours,


                                               EquiServe Trust Company, N.A.